Exhibit 19

VIA EMAIL AND UPS

January 12, 2007

Goldman, Sachs & Co.
85 Broad Street
New York New York 10004
Attention:  D.J. Belock

J.P. Morgan Inc.
277 Park Avenue
New York, New York 10172
Attention:  Thomas A. Grier

Re: Revised Recapitalization Proposal

Gentlemen:

Reference is made to your letter dated January 5, 2007 (the “Bid Letter”) requesting best and final offers in connection with The Mills Corporation (“Mills” or the “Company”) strategic alternatives process.

Gazit-Globe Ltd. (GLOB:TASE) (“Gazit”), directly or through subsidiaries, is pleased to have been invited to submit the following unconditional offer with respect to a recapitalization (the “Recapitalization”) of the Company on the terms set forth in this letter and the attached draft Securities Purchase Agreement.

We believe our previous recapitalization proposals have offered significant benefits to Mills and its stockholders, and we further believe that our current revised proposal provides compelling additional benefits.   In our view, Mills must immediately address the “gun to its head” evidenced by the Goldman Sachs loan.  This “ticking time bomb” has prevented Mills from focusing on its business plan and, as acknowledged by Mills in its January 9, 2007 Form 8-K,  raises the specter of bankruptcy and the loss of the stockholders’ investment in the Company.  We believe Mills has significant upside

CK

potential, as discussed below, which cannot be achieved unless Mills’ near-term financial situation is addressed.  Only then, after Mills is recapitalized, can full value be achieved for Mills’ stockholders.  Accordingly, we believe that if Mills were to accept a buy out proposal today instead of a recapitalization, the buy out must be priced at a substantial premium to our proposed Recapitalization purchase price in order to compensate stockholders for the upside potential that they would be giving up.

We cannot state strongly enough that selling properties while Mills remains in financial distress will inevitably lead to continued financial decline.  Our plan removes the distress and duress which Mills is now experiencing  and represents the very best chance for stockholders to maximize value.  Gazit-Globe has the resources, commitment, dedication, and a well thought out plan to restore Mills to profitability.

We are more convinced than ever that the road to enhanced value creation lies in a recapitalization now that the magnitude of the accounting and financial problems have been made public, along with the specter of bankruptcy  and possible misconduct by previous management.  While our numbers have been adjusted to reflect the most recent financial information, we have not changed our strategy for enhancing current stockholder value.

We propose to recapitalize Mills with up to $1.1 billion in new capital of which $500 million will be contributed immediately through a Private Investment in Public Equity (“PIPE”) transaction.  We will commit to contributing the $600 million balance through a rights offering in which all of Mills’ stockholders may participate and that we agree to  fully “backstop” as a standby purchaser to ensure that Mills achieves the desired capital infusion.

In exchange for the foregoing,  we will invest $500 million in Mills’ publicly traded common stock.  The initial $250 million will be priced at $23.50 per share.  The balance of $250 million will be priced at $18.50.  This structure equates to an average price of $21.00 per share for the entire $500 million PIPE transaction in the event we provide 100% of the capital.   Our offer represents a premium of  approximately 38% over the closing price of $15.21 on January 12, 2007.  We regard the traditional 30, 60 and 90 day volume weighted averages trading price metrics as not relevant due to the  public financial disclosures of  this past week.

In addition, we  will be entitled to appoint a majority of seats on the Mills’ Board, which we propose be reduced in size to 9 members  Moreover, although we are offering a significant premium in exchange for our increased equity stake and the right to appoint a majority of the Board, our appointees will not all be Gazit directors, officers, or employees.  We will appoint nominees who will permit Mills to continue to comply with the requirement that a majority of the board be “independent” under applicable NYSE standards.  Additional details of the Recapitalization are summarized below and in the enclosed draft Securities Purchase Agreement.

CK

The proceeds of the PIPE transaction must be applied to pay down the Goldman Sachs loan.  In addition, we expect Mills to continue with its efforts to refinance its assets with another $500-700 million to enhance liquidity.  In this regard,  we will make available to Mills a commitment we have obtained from Royal Bank of Canada  for an aggregate of $675 million to (i) refinance the entire remaining balance of the Goldman Sachs loan (after application of the proceeds of the PIPE transaction) ($575 million) and (ii) provide a working capital facility ($100 million).   A copy of the commitment is attached as Exhibit D.

At the risk of repetition, we believe is important to reiterate why a Recapitalization, rather than a sale, is the most appropriate course for Mills at this time.

•                  First, Mills will have time to complete the development and redevelopment program and lease-up activities that are currently underway within the portfolio.

•                  Second, Mills will have the time and resources to properly evaluate the multiple renovation and expansion opportunities previously identified in the portfolio.

•                  Third, Mills will have the time to appropriately market or develop the land surrounding several significant properties for higher and better uses such as residential or free-standing retail.

•                  Fourth, the successful completion of the development program noted above as well as the management changes already in place should, over time, begin to lower the company’s cost of capital from that of an over-leveraged developer to that of a more conventionally-leveraged REIT with an emphasis on asset management.

•                  Fifth, Mills will be positioned to begin a process of simplifying its capital structure in a way that can lead to increased transparency in financial reporting.

•                  Finally, in a sale of the Company, Mills may forfeit potential tax loss carry-forwards and incur other expenses.

Execution of the aforementioned steps should lead to a higher valuation of the Company over time.

CK

Summary of Our Offer

•                  Party:   Gazit-Globe Ltd. (GLOB:TASE), directly or through subsidiaries.  See Exhibit B attached hereto for background information regarding Gazit.  Gazit currently owns approximately 9.6% of Mills’ outstanding common stock.

•                  Proposal and Consideration.   See the term sheet attached hereto as Exhibit A. (“Recapitalization Term Sheet”) for a summary of the Recapitalization proposal which is set forth in detail in the draft Securities Purchase Agreement.

In your consideration of our Recapitalization proposal, please note the following:

•                  No-Shop:  Mills will enter into a “no shop” agreement for the next 30 days in exchange for which we will put into escrow $50 million while the parties negotiate the Recapitalization.  This escrow will be fully refundable if the parties do not enter into a definitive Securities Purchase Agreement.

•                  Other Stockholders:  Although we are prepared to undertake the full Recapitalization on our own, we are open to proposals to allow other major stockholders who are Schedule 13D filers to participate with us on the terms outlined in our Recapitalization proposal on a proportionate basis provided our share of the PIPE transaction and rights offering is no less than 25% and no other participant has a stake that is greater than Gazit.

•                  Capitalization and Structure.  Gazit intends to finance the cash consideration as well as transaction expenses and fees from existing financing sources.  In addition to our 9.6% investment in the Company, Gazit has existing, immediately available, financial capacity of in excess of $1.1 billion, comprised of cash-on-hand of $58 million, unused capacity under our credit lines of $955 million and a commitment for an additional $100 credit facility.

In addition, Gazit has the capability to make immediate debt and equity offerings under its “shelf” registration capacity of in excess of $1 billion.  Finally, as noted above,  we have also obtained a $575 million commitment from Royal Bank of Canada  to refinance the entire  remaining balance of the Goldman Sachs loan and an additional $100 million working capital commitment.

Attached as Exhibit C are letters from our banks, credit facility providers and Israeli attorneys that confirm the foregoing financial capacity.  You should feel free to contact the signers of the letters if you wish to further discuss our financing capabilities.

CK

•                  Conditions.  We are prepared to close immediately and do not require any non-customary closing conditions.

•                  Approvals.  We have received approval from our board to enter into the Recapitalization and do not require any additional approvals.

•                  Advisors.

•                  Financial Advisors:  RBC Capital Markets
Michael Coster
One Liberty Plaza
165 Broadway
New York, NY 10006
(212) 428-6556 (T)
(212) 428-3026 (F)
Michael.Coster@RBCCM.com

•                  Legal Advisors:  Paul Hastings Janofsky & Walker LLP
Mark Schonberger
75 East 55th Street
New York, NY 10022
212-318-6859 (T)
212-230-7747 (F)
markschonberger@paulhastings.com

•                  Property Consultants:  Cushman & Wakefield, Inc.
Richard W Latella, MAI
51 West 52nd Street
New York, NY 10019
212-841-7675 (T)
212-841-7849 (F)
Richard.Latella@cushwake.com

•                  Contact Person.                                                    Chaim Katzman

Chairman
Gazit-Globe Ltd
1660 NE Miami Gardens Drive, Suite 8
North Miami Beach, Florida  33179
(305) 947-1664 (T)
(305) 947-1734 (F)
ckatzman@equityone.net

CK

We and our advisors are prepared to begin working immediately toward finalizing the draft Securities Purchase Agreement which accompanies our bid to achieve a definitive agreement with Mills as soon as possible.

We are committed to proceeding with all due speed and urgency and look forward to your response.

This bid letter will automatically expire at 5:00 PM (Eastern Standard time) on January 19, 2007 if the  parties have not agreed to recapitalize the Company on the terms contained in our Recapitalization proposal by such date.

Very truly yours,

/s/ Chaim Katzman

Chaim Katzman
Chairman of the Board

Exhibit A

RECAPITALIZATION TERM SHEET

Form:	Combined PIPE transaction and Rights Offering

Amount:	Total Recapitalization Commitment: $1.1 billion as follows:

— PIPE: $500 million in newly issued shares of Common Stock.

— Rights Offering: Up to $600 million newly issued shares of Common Stock. Gazit will purchase its pro rata share and provide a standby commitment to acquire any shares not purchased in the Rights Offering.Mills will not permit any party other than Gazit to provide the stand-by commitment.

Pricing:	PIPE: Tiered pricing with average price per share equal to $21.00 for entire $500 million PIPE transaction as follows:

Aggregate Amount Purchased	Price Per Share*

Up to $250 million	$23.50

Over $250 and up to $500 million	$18.50

*for each share within a tranche

Rights Offering: Lesser of (i) average price per share paid in PIPE transaction and (ii) 10% discount to market price at time of Rights Offering

(based on 30 day volume weighted average of the trading price prior to offering).

Closing:	PIPE: Immediately upon signing of Securities Purchase Agreement or, if later, satisfaction of closing conditions.

Rights Offering: At discretion of Mills board; provided, however, that Gazit’s obligation to purchase or “backstop” expires 12 months after PIPE closing.

Closing Conditions:	None, other than receipt of NYSE waiver to permit the PIPE transaction and satisfaction of customary closing conditions (e.g. delivery of stock, bring-down of representations, no injunction, etc.)

Use of Proceeds:	The proceeds from the PIPE transaction will be used solely to pay down the Goldman Sachs loan.

Governance:	Board to be reduced to 9 members through voluntary resignations followed by a bylaw amendment reducing the size of the Board to eliminate vacancies.

Gazit will have the right to designate a majority of the members for appointment to the Mills board of directors as of the PIPE closing.

Composition of reconstituted board will comply with the requirement that a majority of the board be “independent” under applicable NYSE standards.

Pre-emptive Rights:

In the event Mills offers equity securities to any person (subject to standard exceptions such as (i) options issued to employees, (ii) acquisitions, (iii) conversions of convertible securities and exercise of options, etc.), Gazit will have the right, for 2 years after the PIPE closing, to purchase a pro rata portion of such shares based on the number of such shares then held by Gazit relative to the total shares of Common Stock outstanding.

Registration Rights:

Mills will file an “evergreen” resale registration statement covering the shares of Common Stock to be issued in the Recapitalization within the later of (i) immediately after the PIPE closing and (ii) 5 business days after the filing of its Form 10-K for the year ended December 31, 2006, and will use its best efforts to cause such registration statement to become effective within three months after such filing. Gazit will be entitled to piggyback registration rights. Failure to comply with the above registration requirements, to maintain the effectiveness and use thereof, as well as to satisfy prevailing listing and maintenance requirements of NYSE or any applicable national securities exchange, will trigger certain penalties to be agreed upon by the parties.

The Company will not grant registration rights to any third party that are superior to the rights granted to Gazit.

Break-Up Fee:	Mills may terminate the Securities Purchase Agreement prior to PIPE closing if it accepts a Superior Competing Transaction upon payment of a $25 million break-up fee to Gazit.

Representations and Warranties:	Customary public company representations and warranties generally in conformity with form of merger agreement presented by Mills.

Survival; Indemnification:	Representations and warranties will survive for the statute of limitations. Mills to indemnify for breaches (payable in either cash or additional common stock at Gazit’s option).

Other:	Purchase Price Escrow – Gazit will escrow the entire $500 million PIPE purchase price upon execution of the Securities Purchase Agreement.

Ownership Waiver - Mills to provide waiver to Gazit and its affiliates for up to 49% ownership of common stock.

Exhibit B

Background Information on Gazit

Gazit is a real estate investment company listed on the Tel-Aviv Stock Exchange as part of TA-25.  Our main focus is the acquisition, development and management of retail oriented real estate in high growth urban areas in North America and Europe.  Directly and indirectly through our subsidiaries and associated companies, we own interests in 455 properties (including 25 properties under development) consisting of approximately 47 million square feet of gross leaseable area.  Our properties generate revenues of approximately $740 million, with a total assets (in market value) of over $8.0 billion.

We operate our business in North America and Europe mainly through the following companies:

•                  Equity One, Inc. (EQY:NYSE), which is approximately 42% directly and indirectly owned by Gazit, has a total market capitalization of approximately $2.0 billion and an enterprise value of approximately $3.0 billion.  EQY principally acquires, renovates, develops and manages community and neighborhood shopping centers anchored mainly by national and regional supermarkets chains in the metropolitan areas of twelve states in the southern United States (mainly in Florida, Texas and Georgia).

•                  First Capital Realty, Inc. (FCR:TSX), which is approximately 54% indirectly owned by Gazit, has a total market capitalization of approximately C$2.1 billion and an enterprise value of approximately C$4.1 billion.  FCR focuses on the ownership, development and management of supermarket anchored  neighborhood and community shopping centers primarily in major urban centers in Canada.

•                  Citycon OYJ.  (CTY1S:HEX), which is approximately 39% directly owned by Gazit, has a total market capitalization of approximately 800 million Euro and an enterprise value of approximately 1.7 billion Euro.  Citycon focuses on the acquisition, development and management of shopping centers and commercial properties in Sweden and the Baltics.

Exhibit C

Financing Letters

[Ernst & Young Letterhead]	Kost Forer Gabbay & Kasierer
3 Aminaday St.
Tel-Aviv 67087, Israel

January 10, 2007

Mr. Gil Kotler
Chief Financial Officer
Gazit-Globe Ltd.

Dear Sir,

Re:  Audit report on the liquid balances of Gazit-Globe Ltd.

As the auditors of Gazit-Globe Ltd. (“the Company”) and at your request, we have audited the attached declaration regarding the liquid balances of Gazit-Globe Ltd. as of January 8, 2007, which has been stamped by us for identification purposes.  This declaration is the responsibility of the Company’s management.  Our responsibility is to express an opinion on the aforesaid report based on our audit.

We performed our audit by comparing, on a test basis, the data of the material liquid balances in the bank statements.  In addition, the Company’s management declared to us that there are no other material bank balances that were not brought to our attention.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the declaration referred to above regarding the liquid balances of Gazit-Globe Ltd. as of January 8, 2007 agrees, in all material respects, with the entries and references on which the report was based.

Yours truly,

/s/ Kost Forer Gabbay & Kasierer

Kost Forer Gabbay & Kasierer
Certified Public Accountants (Israel)

Kost Forer Gabbay & Kasierer is a member practice of Ernst & Young Global

[Gazit-Globe Ltd. Letterhead]

January 9, 2007

Re:  Cash and cash equivalent of Gazit-Globe Ltd. (the “Company”)

As of January 8, 2007, the Company and its wholly owned subsidiaries have cash and cash equivalent, which include, inter alia, marketable securities available for sale
(not including Mills securities), in a market value of approximately US $58 Million.

Respectfully Yours,

/s/ Gil Kotler

Gil Kotler, Chief Financial Officer
Gazit-Globe Ltd.

KOST FORER GABBAY AND KASIERER
ACCOUNTANTS
(FOR IDENTIFICATION
PURPOSES ONLY)

1 Derech Hashalom, Tel Aviv 67892, Israel
E-mail:  gazit@gazitglobe.com; Web:  www.gazit-globe.com

[Leumi letterhead]
Real Estate Division

January 11, 2007

Gazit-Globe Ltd.
Derech Hashalom
Tel Aviv, Israel
67892

Confirmation of Existing Credit Facilities

Dear Sirs:

At your request, Bank Leumi le-Israel B.M. (the “Bank”) hereby confirms to Gazit-Globe Ltd. (the “Company”) that, as at the date hereof, the Bank has granted credit facilities to the Company and its non-public wholly owned subsidiaries, entitling the Company and such subsidiaries, from time to time upon request, to receive loans and/or credits (collectively, the “Credits”) pursuant to existing credit facilities, in a maximum aggregate amount of up to US $430,000,000 (four hundred thirty million United States Dollars) which at the date hereof is unutilized and available.

This letter is being provided for the purpose of assisting the Company in submitting a binding bid (the “Bid”) to invest in The Mills Corporation, to which this letter will be attached.

The Credits may be used by the Company and the aforesaid subsidiaries, for working capital and other general corporate purposes as well as, to the extent required by the Bid, to finance any investment made by the Company pursuant to the Bid.

The Credits are – and shall be – secured by various assets of the Company and/or its subsidiaries, agreed by the Company and the Bank to the full satisfaction of the Bank.

The Bank’s obligation to grant and/or maintain the Credits is subject to the terms and conditions set out in the documents evidencing the aforesaid credit facilities signed by the Company and/or its subsidiaries.

Subject to the above, the existing credit facilities are available until December 31, 2007.

This letter is addressed to you only, does not impose any responsibility whatsoever on the part of the Bank or its officers, and does not confer any rights on any third parties.

Yours very truly,

BANK LEUMI LE-ISRAEL B.M.

/s/ U. Levy
U. Levy 3697
/s/ Z Jellinek
Z Jellinek 2353

[Bank Hapoalim Letterhead]

Head Office
The Corporate Banking Division
23 Derech Menachem Begin
Tel Aviv, Israel

January 11, 2007

Gazit-Globe Ltd.
1 Derech Hashalom
Tel Aviv 67892

Dear Sirs,

Re:  Your Company’s Credit Facilities

Whereas                                              your Company has informed Bank Hapoalim B.M. (the “Bank”) that it intends to submit a binding bid (the “Bid”) to invest in the Mills Corporation; and

Whereas                                              in order to assist your Company in submitting the Bid, your Company has requested the Bank to confirm to your Company the maximum aggregate amount of credit available to it under the current credit facilities with the Bank;

Theretofore the Bank hereby confirms as follows:

As of the close of business on January 9, 2007 the maximum aggregate outstanding amount of credit available to your Company under the existing credit facilities with the Bank was US$400,000,000 (the “Existing Credit Facilities”).  The Existing Credit Facilities are available to your Company until December 31, 2007.

The Existing Credit Facilities may be used by your Company for working capital and other general corporate purposes as well as, to the extent required by the Bid, to finance any investment made by your Company pursuant to the Bid.

The Existing Credit Facilities are – and shall be -  secured by various assets of your Company and/or of its subsidiaries, and are subject to customary commercial terms and conditions agreed to by your Company and the Bank.

Nothing herein contained shall impose on the Bank and its officers any responsibility and/or liability for any loss to any third party whatsoever acting or refraining from acting as a result of anything herein contained.

Yours very truly,

Bank Hapoalim B.M.
Head Office
/s/ S. Gani A Nemesh

S. Gani A Nemesh

[Israel Discount Bank Letterhead]	Corporate Division
23 Yeuda Halevi et., Tel Aviv, Tel. 972-3-5146552
Fax. 972-3-5606907

January 11, 2007

Gazit-Globe Ltd.
1 Derech Hashalom
Tel Aviv, Israel
67892

Dear Sirs:

Confirmation of Availability of Credit

We refer to your request to Israel Discount Bank Ltd (the “Bank”) that the Bank confirm to Gazit-Globe Ltd. (the “Company”) the maximum aggregate amount of credit available to the Company under the Company’s current credit facilities with the Bank.  Accordingly we hereby confirm the following to the Company.

As of the close of business on January 11, 2007 the maximum aggregate outstanding amount of credit available to the Company under the Company’s existing credit facilities with the Bank is US $125,000,000.  These credit facilities in such aggregate maximum outstanding amount are available to the Company until December 31, 2009.

These credit facilities may be used by the Company for working capital and other general corporate purposes as well as, to finance any investment made by the Company.

These credit facilities are subject to securing various assets of the Company and/or of its subsidiaries, and are subject to customary commercial terms and conditions agreed to by the Company and the Bank.

Yours very truly,
Aviram Glick	Dorono Naveh
Business Manager	Corporate Business Officer
Corporate Banking Subdivision

/s/ Aviram Glick	/s/ Doron Naveh
Israel Discount Bank Ltd.

[First International Bank of Israel Letterhead]

Date:  January 9, 2007

To:
Gazit-Globe Israel (Development) Ltd. (here and after “the Company”)

Dear Sirs,

Re:  Confirmation of Credit  Facility and Collateral

This is to confirm our agreement to grant you a credit facility and banking services as stated in Para.1. below subject to your furnishing, to our entire satisfaction, the collateral stated in Para.2. below valued and for existing at any time, and subject to the terms and conditions in Para.3.

1.                                      Details of the facility

Amount of Facility
Short-term loans and/or long-term loans in NIS and/or in US dollars and/or in euros and/or in Canadian dollars for final maturity on 19/12/2009	$100,000,000

2.                                      The credit facility shall be secured by the collateral specified below:

A.                                   Continuing guarantee in an unlimited amount signed by Gazit Globe Ltd. (the parent company) in favor of the Bank.

B.                                     An undertaking signed by the company not to mortgage and create liens in favor of others with respect to the shares of G.L.I. Rothschild Center Ltd., G.L.I. Mikado Center Ltd., G.L.I. Center (Afula) Ltd., G.L.I. Teva 1750 Ltd. and G.L.I. Kfar Saba Ltd. (the subsidiaries), as well as the Company’s undertaking to comply with various covenants in a form acceptable by the Bank.

C.                                     Undertakings signed by the parent Company to comply with covenants concerning its rating and equity ratio in a form acceptable by the Bank.

3.                                      The grant of the credit and banking services mentioned above are subject to the following conditions:

A.                                   Signing the “General conditions for operating accounts”, including the credit chapter (hereafter, “the general terms”), and signing all the other documents and agreements, as required by the Bank.  Compliance with the general terms signed and/or to be signed between us and any other document signed and/or to be signed by you.

B.                                     There being no impediment, legal or otherwise, to the Bank making the said facility or any part thereof available.

C.                                     No change shall occur in the provisions of applicable law and/or the regulations of the Bank of Israel or other competent authority in relation to the grant of the facilities.

D.                                    No change, which in our opinion is detrimental, shall occur in the worth of the collateral, your business situation, operations, assets or financial position and/or in those of any guarantor.

E.                                      No event has occurred that entitles the bank, pursuant to the provisions of the general terms and/or other documents signed between us, to demand immediate repayment of the credit, even if the credit has not yet been granted.

F.                                      The grant of the credit facility or any part thereof is not causing the Bank to deviate from the limitation imposed on single borrower or group of borrowers or other limitations imposed on the Bank by the Bank of Israel or to exceed the rate for sector borrowing prescribed by the Bank of Israel.

G.                                     Presentation of the company’s audited financial statements to the bank within three months of the end of each calendar year.

4.                                      This letter is issued to you at your request and is intended for your personal use.  It may not be presented to any third party except to Gazit Globe Ltd and The Mills Corporation and their respective advisors and no other use may be made of it without the Bank’s prior written consent, except as required by law.

5.                                      Validity of the facility confirmation

The facility final maturity shall be on 19/12/2009.

The bank shall be permitted to cancel or amend the facility in case of any event listed in section 3 above accrued.

6.                                      Bank charges:

Service charge for granting the facility: 0.125% per annum.

Non-utilization fee: 0.125% per annum.

Other transactions will be charged at the tariff commission in force at the bank.

We are at your service at all times.

Yours sincerely,

First International Bank of Israel Ltd.

Benzi [illegible]	[illegible] Sahar

/s/ Benzi [illegible]	/s/ [illegible] Sahar

[Meitar Liquornik Geva & Leshem Brandwein Letterhead]

16 Abba Hillel Silver Rd.
Ranat-Gan, Israel 52506
Tel. 972-3-6103100                Fax. 972-3-6103111 E-mail:  meitar@meitar.com

January 10, 2007

To:

Gazit-Globe Ltd. (“Company”)

Re:  Gazit-Globe Israel (Development) Ltd. (“GG Israel”)

Per your request, and as the Company’s legal counsel, I hereby confirm that, as reflected in the registry of the Israel Companies Registrar and confirmed by GG Israel’s company secretary and legal counsel, as of the date hereof, the Company holds 75% of the issued share capital of Gazit-Globe Israel (Development) Ltd.

Respectfully yours,

/s/ Shaul Hayoun

Shaul Hayoun, Adv.

[Meitar Liquornik Geva & Leshem Brandwein Letterhead]

16 Abba Hillel Silver Rd.
Ranat-Gan, Israel 52506
Tel. 972-3-6103100                Fax. 972-3-6103111 E-mail:  meitar@meitar.com

January 10, 2007

To:

Gazit-Globe Ltd.

Re:  Gazit-Globe Ltd. (the “Company”) – Outstanding Securities Immediately Available for Public Offering under the Company’s Shelf Prospectus

Per your request, and as the Company’s legal counsels, we have listed below the securities that the Company may publicly offer using its shelf prospectus that was filed and published by it on May 25, 2006 (the “Prospectus”), through a short-form procedure of issuing Shelf Immediate Reports, a process which customarily can be finalized and concluded within a period of a few days:

1.                                      Up to 3,512,526 of the Company’s Ordinary Shares 1.00 NIS par value each, in addition to 6,487,474 Ordinary Shares, which were already issued through the Prospectus and are listed at the Tel Aviv Stock Exchange.

2.                                      Up to 10,000,000 of the Company’s Warrants (Series 9), each exercisable into 1 Ordinary Share 1.00 NIS par value.

3.                                      Up to 950,000,000 NIS par value of the Company’s Debentures (Series D) (approx. US $224,374,114(1)), in addition to 1,050,000,000 NIS par value Debentures (Series D), which were already issued through the Prospectus and are listed at the Tel Aviv Stock Exchange.

4.                                      Up to 1,350,000,000 NIS par value of the Company’s Debentures (Series F) (approximately US $318,847,425), in addition to 650,000,000 NIS par value Debentures (Series F), which were already issued through the Prospectus and are listed at the Tel Aviv Stock Exchange.

5.                                      Up to 2,000,000,000 NIS par value of the Company’s Debentures (Series E) (new series) (approximately US $472,366,556).

(1)           The amounts in US Dollars were calculated based on the rate of NIS 4.2340 per US $1, which is the official rate that was published by the Bank of Israel at the close of business on January 9th, 2007.

Respectively yours,

/s/ Shaul Hayoun, Adv.

Shaul Hayoun, Adv.

Exhibit D

RBC Commitment Letter

[Intentionally Omitted]